IN ACCORDANCE WITH RULE 202 OF REGULATION S-T,
THIS FORM SE IS BEING FILED IN PAPER PURSUANT
TO A CONTINUING HARDSHIP EXEMPTION.

RECD S.E.C.
OCT 2 8 2003
1086

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549



03036203

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

CWMBS, INC.
(Exact Name of Registrant as Specified in Charter)

000906410
(Registrant CIK Number)

Form 8-K for October 28, 2003
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))

333-103821
(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other Than the Registrant))

PROCESSED
OCT 29 2003
THOMSON
FINANCIAL

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Calabasas, State of California, on OCTOBER 28, 2003.

CWMBS, INC.



By: ______________________
Darren Bigby
Vice President

Exhibit Index

Exhibit		Page
99.1	Computational Materials Prepared by GOLDMAN, SACHS & CO.	4
99.2	Computational Materials Prepared by COUNTRYWIDE SECURITIES CORPORATION	5

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THESE

COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

Exhibit 99.1

COMPUTATIONAL MATERIALS
PREPARED BY GOLDMAN, SACHS & CO.

for

CWMBS, INC.

CHL MORTGAGE PASS-THROUGH TRUST 2003-41
MORTGAGE PASS-THROUGH CERTIFICATES, SERIES 2003-41

gscwhlbbg2 - Summary

Balance	WAC	WAM	Age	WAL
$200,000,000.00	6.25000	359	1	5.02411

Settlement	30-Oct-2003	Prepay	350 PSA
1st Pay Date	25-Nov-2003	Starting Libor	1.12%

Tranche Name	Balance	Coupon	Principal Window	Avg Life	Dated Date	Notes	
P1	77,800,000.00	3.85	11/03 - 07/09	3.08088	01-Oct-03	PAC	bands 150 to 450 psa
PI	20,746,666.00	5.25	11/03 - 07/09	3.08088	01-Oct-03	PAC-IO	strips 140 bps of IO from P1
T1	28,350,000.00	5.25	11/03 - 01/10	3.03633	01-Oct-03	TAC	TAC'd @ 300
Z1	10,000,000.00	5.25	03/04 - 09/33	6.34287	01-Oct-03	Z-Accrual	Accrues to T1, Z1
F1	26,845,000.00	2.67	11/03 - 09/33	3.92673	25-Oct-03	FLT	0 delay Libor +1.55%, 7.5 Cap
S1	11,505,000.00	11.27	11/03 - 09/33	3.92673	25-Oct-03	INV	0 delay 13.883333333-2.333333333*Libor, 0 floor
N1	40,000,000.00	5.25	11/08 - 09/33	10.2506	01-Oct-03	FIX	NAS with 5year hard lockout wrt to schedule principal and prepays.
SUB2	5,500,000.00	5.25	11/03 - 09/33	9.80455	01-Oct-03	FIX	

Pay Rules:

1. Pay N1 scheduled principal and prepays according to "Lockout Schedule" and "Prepayment Shift Percentage."
2. Pay Z1 accruals as follows:
 - a) to T1 according to schedule
 - b) to Z1 to zero.
3. Pay P1 according to schedule.
4. Pay 50% as follows:
 - a) Pay T1 according to schedule.
 - b) Pay Z1 to zero
 - c) Pay T1 to zero w/out regard to its schedule.
5. Pay 50% as follows:
 - a) Pay F1 and S1 pro rata to zero.

6. Pay P1 to zero without regard to its scheduled balance.
7. Pay N1 to zero without regard to its schedules.

N1 (NAS) principal schedules:

Lock Out Schedule	
Prior to 11/25/2008	0%
Thereafter	100%
Prepayment Shift Percentage	
Month <=	NAS Prepay %
60	0
72	30
84	40
96	60
108	80
120	100

Disclaimer:

This material has been prepared specifically for you by the Fixed Income Trading/Sales Department and is not the product of Fixed Income Research. We are not soliciting any action based upon this material. Opinions expressed are our present opinions only. The material is based upon information which we consider reliable, but we do not represent that it is accurate or complete, and it should not be relied upon as such. Certain transactions, including those involving futures, options and high yield securities, give rise to substantial risk and are not suitable for all investors. We, or persons involved in the preparation or issuance of this material, may from time to time, have long or short positions in, and buy or sell, the securities, futures or options identical with or related to those mentioned herein. Goldman Sachs does not provide accounting, tax or legal advice; such matters should be discussed with your advisors and or counsel. In addition, we mutually agree that, subject to applicable law, you may disclose any and all aspects of this material that are necessary to support any U.S. federal income tax benefits, without Goldman Sachs imposing any limitation of any kind. This material has been issued by Goldman,

Sachs & Co. and has been approved by Goldman Sachs International, which is regulated by The Securities and Futures Authority, in connection with its distribution in the United Kingdom and by Goldman Sachs Canada in connection with its distribution in Canada. Further information on any of the securities, futures or options mentioned in this material may be obtained upon request and for this purpose persons in Italy should contact Goldman Sachs S.I.M. S.p.A. in Milan, or at its London branch office at 133 Fleet Street.

20031025	77,800,000.00
20031125	77,514,133.17
20031225	77,177,317.17
20040125	76,789,655.33
20040225	76,351,290.10
20040325	75,862,403.09
20040425	75,323,215.02
20040525	74,733,985.65
20040625	74,095,013.66
20040725	73,406,636.46
20040825	72,669,229.96
20040925	71,883,208.29
20041025	71,049,023.50
20041125	70,167,165.13
20041225	69,238,159.82
20050125	68,262,570.84
20050225	67,240,997.52
20050325	66,174,074.72
20050425	65,062,472.17
20050525	63,906,893.85
20050625	62,708,077.22
20050725	61,466,792.52
20050825	60,183,841.91
20050925	58,860,058.68
20051025	57,496,306.31
20051125	56,093,477.58
20051225	54,652,493.60
20060125	53,174,302.80
20060225	51,659,879.89
20060325	50,110,224.78
20060425	48,573,301.50
20060525	47,049,009.39
20060625	45,537,248.62
20060725	44,037,920.11
20060825	42,550,925.58
20060925	41,076,167.54
20061025	39,613,549.23
20061125	38,162,974.68
20061225	36,724,348.68
20070125	35,297,576.76
20070225	33,882,565.21
20070325	32,479,221.02
20070425	31,087,451.97
20070525	29,707,166.54
20070625	28,338,273.91
20070725	26,980,684.02
20070825	25,634,307.49
20070925	24,299,055.66
20071025	22,974,840.56
20071125	21,661,574.94
20071225	20,359,172.19

20080125	19,067,546.44
20080225	17,786,612.45
20080325	16,516,285.69
20080425	15,256,482.27
20080525	14,007,118.99
20080625	12,768,113.28
20080725	11,539,383.24
20080825	10,320,847.60
20080925	9,112,425.76
20081025	7,914,037.73
20081125	6,890,053.32
20081225	5,875,684.80
20090125	4,870,854.85
20090225	3,882,323.89
20090325	2,928,623.91
20090425	2,008,766.13
20090525	1,121,788.57
20090625	266,755.37
20090725	-

CMO HYPOCW PA
Scenario Report (GS)

Goldman Sachs

3.1 yr PAC1

CUSIP | Monthly | As Of 10/03 | Pricing 10/3/03 | Original 77,800,000.00
Description: PAC1 | Settle 10/30/03 | Balance 77,800,000.00
Coupon: 3.850% | Next Proj 11/25/03 | Factor 1.00000000
Stated Band: 150-450 Effective Band: N/A | Stated Final 0/0/00 | Delay 24
Collateral: Cpn 5.25 WAC 6.25 WAM 359 WALA 1
Historical PSA's: 0/00= 0/00= 0/00= 3mo= 6mo= 12mo= SI=
Curve: 3m= 6m= 1yr= 2yr= 3yr= 4yr= 5yr= 7yr= 10yr= 30yr=

Input	Output	CPR	CPR	CPR	CPR	CPR	CPR	CPR	CPR
PREPAY		6	10	15	20	30	40	50	70
	Av Life	3.798	3.144	3.083	3.087	2.381	1.718	1.291	0.766
Price	Window	11/03-10/11	11/03-10/09	11/03-7/09	11/03-8/09	11/03-11/07	11/03-9/06	11/03-12/05	11/03-1/05
99-26	Yield	3.861	3.857	3.856	3.857	3.850	3.838	3.825	3.788
99-26+	Yield	3.856	3.851	3.851	3.851	3.843	3.829	3.812	3.766
99-27	Yield	3.851	3.846	3.845	3.845	3.836	3.819	3.800	3.745
99-27+	Yield	3.847	3.841	3.840	3.840	3.829	3.810	3.787	3.724
99-28	Yield	3.842	3.835	3.834	3.834	3.822	3.800	3.774	3.703
99-28+	Yield	3.838	3.830	3.829	3.829	3.815	3.791	3.762	3.682
99-29	Yield	3.833	3.824	3.823	3.823	3.808	3.781	3.749	3.661
99-29+	Yield	3.829	3.819	3.818	3.818	3.801	3.771	3.736	3.640
99-30	Yield	3.824	3.813	3.812	3.812	3.794	3.762	3.724	3.619
99-30+	Yield	3.819	3.808	3.807	3.807	3.787	3.752	3.711	3.598
99-31	Yield	3.815	3.803	3.801	3.801	3.780	3.743	3.699	3.577
99-31+	Yield	3.810	3.797	3.796	3.796	3.773	3.733	3.686	3.556
100-00	Yield	3.806	3.792	3.790	3.790	3.766	3.724	3.673	3.535
100-00+	Yield	3.801	3.786	3.785	3.785	3.759	3.714	3.661	3.514
100-01	Yield	3.797	3.781	3.779	3.779	3.752	3.704	3.648	3.493
100-01+	Yield	3.792	3.776	3.774	3.774	3.745	3.695	3.636	3.472
100-02	Yield	3.787	3.770	3.768	3.768	3.738	3.685	3.623	3.451
100-02+	Yield	3.783	3.765	3.763	3.763	3.731	3.676	3.610	3.430
100-03	Yield	3.778	3.759	3.757	3.757	3.724	3.666	3.598	3.409
100-03+	Yield	3.774	3.754	3.752	3.752	3.717	3.657	3.585	3.388
100-04	Yield	3.769	3.748	3.746	3.746	3.710	3.647	3.573	3.367

All information contained herein, whether regarding assets backing any sec urities discussed herein or otherwise, is preliminary and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission ("SEC"). This material is for your private information, and we are not soliciting any action based upon it. Certain transactions give rise to substantial risk and are not suitable for all investors. We, or perso ns involved in the preparation or issuance of this material, may from time to time, ha ve long or short positions in, and buy or sell, securities, futures or options iden tical with or related to those mentioned herein. We make no representation that any tra nsaction can or could be effected at the indicated prices. This material may be fi led with the SEC and incorporated by reference into an effective registration statement previously filed with the SEC. Information contained in this material is current as of the date appearing on this material only. The information herein has been pro vided solely by Goldman, Sachs & Co., acting as underwriter and not as agent of the issuer or any of the issuer's affiliates, in reliance on information regarding the c ollateral furnished by the issuer. Neither the issuer of the certificates nor Gold man, Sachs & Co. nor any of their affiliates makes any representation as to the accur acy or completeness of the information herein. The information contained in this m aterial may be based on assumptions regarding market conditions and other matters as r eflected therein. We make no representations regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual m arket conditions or events, and this material should not be relied upon for such pu rposes. In addition, we mutually agree that, subject to applicable law, you may discl ose any and all aspects of any potential transaction or structure described herein that are necessary to support any U.S. federal income tax benefits, without Goldman Sachs imposing any limitation of any kind. Further information regarding this mate rial may be obtained upon request.

CMO HYPOCW PA
Scenario Report (GS)

Goldman Sachs

3.1 yr PAC1 — Generated: 10/06/2003 13:27:33

CUSIP	Monthly	As Of	10/03	Pricing	10/3/03	Original	77,800,000.00
Description: PAC1				Settle	10/30/03	Balance	77,800,000.00
Coupon: 3.850%				Next Proj	11/25/03	Factor	1.00000000
Stated Band: 150-450	Effective Band: N/A			Stated Final	0/0/00	Delay	24

Collateral: Cpn 5.25 WAC 6.25 WAM 359 WALA 1

Historical PSA's: 0/00= 0/00= 0/00= 3mo= 6mo= 12mo= SI=

Curve: 3m= 6m= 1yr= 2yr= 3yr= 4yr= 5yr= 7yr= 10yr= 30yr=

Input	Output	PSA	PSA	PSA	PSA	PSA	PSA	PSA
PREPAY		400	100	125	150	600	900	1200
	Av Life	3.081	3.991	3.454	3.081	2.787	2.235	1.912
Price	Window	11/03-7/09	11/03-9/11	11/03-5/10	11/03-7/09	11/03-4/08	11/03-12/06	11/03-5/06
99-26	Yield	3.856	3.862	3.859	3.856	3.854	3.848	3.843
99-26+	Yield	3.851	3.857	3.854	3.851	3.848	3.841	3.834
99-27	Yield	3.845	3.853	3.849	3.845	3.842	3.833	3.825
99-27+	Yield	3.840	3.849	3.844	3.840	3.836	3.826	3.817
99-28	Yield	3.834	3.844	3.839	3.834	3.830	3.818	3.808
99-28+	Yield	3.829	3.840	3.834	3.829	3.824	3.811	3.800
99-29	Yield	3.823	3.835	3.829	3.823	3.818	3.803	3.791
99-29+	Yield	3.818	3.831	3.824	3.818	3.812	3.796	3.782
99-30	Yield	3.812	3.827	3.819	3.812	3.806	3.788	3.774
99-30+	Yield	3.807	3.822	3.814	3.807	3.800	3.781	3.765
99-31	Yield	3.801	3.818	3.809	3.801	3.794	3.774	3.756
99-31+	Yield	3.796	3.814	3.804	3.796	3.788	3.766	3.748
100-00	Yield	3.790	3.809	3.799	3.790	3.782	3.759	3.739
100-00+	Yield	3.785	3.805	3.794	3.785	3.775	3.751	3.731
100-01	Yield	3.779	3.800	3.789	3.779	3.769	3.744	3.722
100-01+	Yield	3.774	3.796	3.784	3.774	3.763	3.736	3.713
100-02	Yield	3.768	3.792	3.779	3.768	3.757	3.729	3.705
100-02+	Yield	3.763	3.787	3.774	3.763	3.751	3.722	3.696
100-03	Yield	3.757	3.783	3.769	3.757	3.745	3.714	3.687
100-03+	Yield	3.752	3.779	3.764	3.752	3.739	3.707	3.679
100-04	Yield	3.746	3.774	3.759	3.746	3.733	3.699	3.670

All information contained herein, whether regarding assets backing any sec urities discussed herein or otherwise, is preliminary and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission ("SEC"). This material is for your private information, and we are not soliciting any action based upon it. Certain transactions give rise to substantial risk and are not suitable for all investors. We, or perso ns involved in the preparation or issuance of this material, may from time to time, ha ve long or short positions in, and buy or sell, securities, futures or options iden tical with or related to those mentioned herein. We make no representation that any tra nsaction can or could be effected at the indicated prices. This material may be fi led with the SEC and incorporated by reference into an effective registration statement previously filed with the SEC. Information contained in this material is current as of the date appearing on this material only. The information herein has been pro vided solely by Goldman, Sachs & Co., acting as underwriter and not as agent of the issuer or any of the issuer's affiliates, in reliance on information regarding the c ollateral furnished by the issuer. Neither the issuer of the certificates nor Gold man, Sachs & Co. nor any of their affiliates makes any representation as to the accur acy or completeness of the information herein. The information contained in this m aterial may be based on assumptions regarding market conditions and other matters as r eflected therein. We make no representations regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual m arket conditions or events, and this material should not be relied upon for such pu rposes. In addition, we mutually agree that, subject to applicable law, you may discl ose any and all aspects of any potential transaction or structure described herein that are necessary to support any U.S. federal income tax benefits, without Goldman Sachs imposing any limitation of any kind. Further information regarding this mate rial may be obtained upon request.

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THESE

COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

Exhibit 99.2

COMPUTATIONAL MATERIALS
PREPARED BY COUNTRYWIDE SECURITIES CORPORATION

for

CWMBS, INC.

CHL MORTGAGE PASS-THROUGH TRUST 2003-41
MORTGAGE PASS-THROUGH CERTIFICATES, SERIES 2003-41


CSC
COUNTRYWIDE SECURITIES CORPORATION
A Countrywide Capital Markets Company

Yields Given Prices Report CW03_41_SUBS 30 year 6.0's

User ID: kleibowi **Deals Directory:** /opt/intex/deals **Date:** 10/27/2003 12:32:06

Bond: M Balance: 2,800,000 Coupon: 5.250000

Delay: 24 Class Factor: 1.00 Accruing Since: 10/01/2003
Settlement Date: 10/30/2003 COMM 30 year WAC: 6.19 WAM: 358.93

Months 480	PSA 100	PSA 200	PSA 275	PSA 300	PSA 325	PSA 400	PSA 500	PSA 600	PSA 800	PSA 1000
94-30	5.829	5.900	5.943	5.956	5.969	6.002	6.040	6.072	6.131	6.277
95- 2	5.815	5.884	5.926	5.939	5.950	5.983	6.020	6.051	6.109	6.251
95- 6	5.801	5.867	5.909	5.921	5.932	5.964	6.000	6.030	6.086	6.224
95-10	5.786	5.851	5.891	5.903	5.914	5.945	5.980	6.009	6.064	6.198
95-14	5.772	5.835	5.874	5.885	5.896	5.926	5.960	5.988	6.041	6.171
95-18	5.758	5.819	5.856	5.868	5.878	5.907	5.940	5.968	6.019	6.145
95-22	5.744	5.803	5.839	5.850	5.860	5.888	5.920	5.947	5.997	6.119
95-26	5.729	5.787	5.822	5.832	5.842	5.869	5.900	5.926	5.974	6.093
95-30	5.715	5.771	5.805	5.815	5.825	5.851	5.880	5.905	5.952	6.066
96- 2	5.701	5.755	5.788	5.797	5.807	5.832	5.861	5.885	5.930	6.040
96- 6	5.687	5.739	5.770	5.780	5.789	5.813	5.841	5.864	5.908	6.014
*96-10	5.673	5.723	5.753	5.762	5.771	5.795	5.821	5.844	5.886	5.988
96-14	5.659	5.707	5.736	5.745	5.753	5.776	5.801	5.823	5.863	5.962
96-18	5.645	5.691	5.719	5.728	5.736	5.757	5.782	5.803	5.841	5.936
96-22	5.631	5.675	5.702	5.710	5.718	5.739	5.762	5.782	5.819	5.910
96-26	5.617	5.659	5.685	5.693	5.700	5.720	5.743	5.762	5.797	5.884
96-30	5.603	5.643	5.668	5.676	5.683	5.702	5.723	5.741	5.775	5.859
97- 2	5.589	5.628	5.651	5.658	5.665	5.683	5.704	5.721	5.753	5.833
97- 6	5.575	5.612	5.634	5.641	5.647	5.665	5.684	5.701	5.732	5.807
97-10	5.562	5.596	5.618	5.624	5.630	5.646	5.665	5.681	5.710	5.781
97-14	5.548	5.581	5.601	5.607	5.612	5.628	5.645	5.660	5.688	5.756
97-18	5.534	5.565	5.584	5.590	5.595	5.610	5.626	5.640	5.666	5.730
97-22	5.520	5.549	5.567	5.572	5.577	5.591	5.607	5.620	5.644	5.704
AVG LIFE	14.61	11.95	10.71	10.38	10.09	9.38	8.69	8.19	7.40	6.03
DURATION	9.20	8.11	7.56	7.41	7.27	6.92	6.57	6.29	5.84	4.96
FIRST PAY	11/03	11/03	11/03	11/03	11/03	11/03	11/03	11/03	11/03	11/03
LAST PAY	10/33	10/33	10/33	10/33	10/33	10/33	9/33	8/33	10/30	6/24

Although the information included in this report has been obtained from sources which we believe to be reliable, we do not guarantee its accuracy or completeness. All information contained herein is subject to change without notice. This report is for informative purposes only and is not intended as an offer or solicitation with respect to the purchase or sale of any securities. The accuracy of the financial projections is dependent on the occurrence of future events which cannot be assured, therefore, the actual details achieved during the projection period may vary from the projections.

CSC
COUNTRYWIDE SECURITIES CORPORATION
A Countrywide Capital Markets Company

Yields Given Prices Report CW03_41_SUBS 30 year 6.0's

User ID: kleibowi Deals Directory: /opt/intex/deals Date: 10/27/2003 12:32:08

Bond: B1 Balance: 1,200,000 Coupon: 5.250000

Delay: 24 Class Factor: 1.00 Accruing Since: 10/01/2003
Settlement Date: 10/30/2003 COMM 30 year WAC: 6.19 WAM: 358.93

Months 480	PSA 100	PSA 200	PSA 275	PSA 300	PSA 325	PSA 400	PSA 500	PSA 600	PSA 800	PSA 1000
93-20	5.981	6.073	6.129	6.145	6.161	6.204	6.252	6.294	6.370	6.558
93-24	5.967	6.056	6.111	6.127	6.142	6.184	6.232	6.272	6.347	6.531
93-28	5.952	6.039	6.093	6.109	6.124	6.165	6.211	6.251	6.324	6.504
94- 0	5.938	6.023	6.075	6.091	6.106	6.146	6.191	6.230	6.301	6.477
94- 4	5.923	6.006	6.058	6.073	6.087	6.126	6.171	6.209	6.278	6.450
94- 8	5.909	5.990	6.040	6.055	6.069	6.107	6.151	6.187	6.256	6.424
94-12	5.894	5.973	6.022	6.037	6.051	6.088	6.130	6.166	6.233	6.397
94-16	5.880	5.957	6.005	6.019	6.032	6.069	6.110	6.145	6.210	6.370
94-20	5.865	5.941	5.987	6.001	6.014	6.050	6.090	6.124	6.188	6.344
94-24	5.851	5.924	5.970	5.983	5.996	6.031	6.070	6.103	6.165	6.317
94-28	5.836	5.908	5.952	5.965	5.978	6.011	6.050	6.082	6.142	6.290
*95- 0	5.822	5.892	5.935	5.947	5.960	5.992	6.030	6.061	6.120	6.264
95- 4	5.808	5.876	5.917	5.930	5.941	5.973	6.010	6.040	6.097	6.237
95- 8	5.793	5.859	5.900	5.912	5.923	5.954	5.990	6.020	6.075	6.211
95-12	5.779	5.843	5.882	5.894	5.905	5.935	5.970	5.999	6.052	6.185
95-16	5.765	5.827	5.865	5.877	5.887	5.917	5.950	5.978	6.030	6.158
95-20	5.751	5.811	5.848	5.859	5.869	5.898	5.930	5.957	6.008	6.132
95-24	5.736	5.795	5.831	5.841	5.851	5.879	5.910	5.936	5.985	6.106
95-28	5.722	5.779	5.813	5.824	5.833	5.860	5.890	5.916	5.963	6.080
96- 0	5.708	5.763	5.796	5.806	5.816	5.841	5.870	5.895	5.941	6.053
96- 4	5.694	5.747	5.779	5.789	5.798	5.823	5.851	5.875	5.919	6.027
96- 8	5.680	5.731	5.762	5.771	5.780	5.804	5.831	5.854	5.897	6.001
96-12	5.666	5.715	5.745	5.754	5.762	5.785	5.811	5.833	5.874	5.975
AVG LIFE	14.61	11.95	10.71	10.38	10.09	9.38	8.69	8.19	7.40	6.03
DURATION	9.14	8.06	7.51	7.36	7.23	6.89	6.54	6.26	5.82	4.95
FIRST PAY	11/03	11/03	11/03	11/03	11/03	11/03	11/03	11/03	11/03	11/03
LAST PAY	10/33	10/33	10/33	10/33	10/33	10/33	9/33	6/33	10/29	8/23

Although the information included in this report has been obtained from sources which we believe to be reliable, we do not guarantee its accuracy or completeness. All information contained herein is subject to change without notice. This report is for informative purposes only and is not intended as an offer or solicitation with respect to the purchase or sale of any securities. The accuracy of the financial projections is dependent on the occurrence of future events which cannot be assured, therefore, the actual details achieved during the projection period may vary from the projections.



Yields Given Prices Report CW03_41_SUBS 30 year 6.0's

User ID: kleibowi Deals Directory: /opt/intex/deals Date: 10/27/2003 12:32:09

Bond: B2 Balance: 700,000 Coupon: 5.250000

Delay: 24 Class Factor: 1.00 Accruing Since: 10/01/2003
Settlement Date: 10/30/2003 COMM 30 year WAC: 6.19 WAM: 358.93

Months 480	PSA 100	PSA 200	PSA 275	PSA 300	PSA 325	PSA 400	PSA 500	PSA 600	PSA 800	PSA 1000
89- 8	6.514	6.675	6.774	6.803	6.831	6.906	6.991	7.064	7.199	7.531
89-12	6.498	6.657	6.755	6.784	6.811	6.885	6.970	7.041	7.174	7.502
89-16	6.482	6.639	6.736	6.764	6.791	6.865	6.948	7.019	7.150	7.474
89-20	6.467	6.622	6.717	6.745	6.772	6.844	6.926	6.996	7.126	7.445
89-24	6.451	6.604	6.698	6.725	6.752	6.823	6.904	6.974	7.101	7.417
89-28	6.435	6.586	6.679	6.706	6.732	6.803	6.883	6.951	7.077	7.388
90- 0	6.420	6.569	6.660	6.687	6.713	6.782	6.861	6.929	7.053	7.360
90- 4	6.404	6.551	6.641	6.668	6.693	6.762	6.840	6.906	7.029	7.332
90- 8	6.389	6.534	6.622	6.649	6.674	6.741	6.818	6.884	7.005	7.303
90-12	6.373	6.516	6.603	6.629	6.654	6.721	6.797	6.861	6.981	7.275
90-16	6.358	6.499	6.585	6.610	6.635	6.701	6.775	6.839	6.957	7.247
*90-20	6.342	6.481	6.566	6.591	6.615	6.680	6.754	6.817	6.933	7.219
90-24	6.327	6.464	6.547	6.572	6.596	6.660	6.733	6.794	6.909	7.191
90-28	6.312	6.446	6.529	6.553	6.577	6.640	6.711	6.772	6.885	7.163
91- 0	6.296	6.429	6.510	6.534	6.557	6.620	6.690	6.750	6.861	7.135
91- 4	6.281	6.412	6.492	6.516	6.538	6.599	6.669	6.728	6.837	7.107
91- 8	6.266	6.394	6.473	6.497	6.519	6.579	6.648	6.706	6.813	7.079
91-12	6.250	6.377	6.455	6.478	6.500	6.559	6.626	6.684	6.790	7.051
91-16	6.235	6.360	6.436	6.459	6.481	6.539	6.605	6.662	6.766	7.023
91-20	6.220	6.343	6.418	6.440	6.462	6.519	6.584	6.640	6.742	6.995
91-24	6.205	6.326	6.400	6.422	6.442	6.499	6.563	6.618	6.719	6.968
91-28	6.190	6.308	6.381	6.403	6.423	6.479	6.542	6.596	6.695	6.940
92- 0	6.175	6.291	6.363	6.384	6.404	6.459	6.521	6.574	6.672	6.913
AVG LIFE	14.61	11.95	10.71	10.38	10.09	9.38	8.69	8.19	7.40	6.03
DURATION	8.91	7.87	7.36	7.22	7.09	6.76	6.42	6.16	5.73	4.88
FIRST PAY	11/03	11/03	11/03	11/03	11/03	11/03	11/03	11/03	11/03	11/03
LAST PAY	10/33	10/33	10/33	10/33	10/33	10/33	9/33	4/33	3/29	2/23

Although the information included in this report has been obtained from sources which we believe to be reliable, we do not guarantee its accuracy or completeness. All information contained herein is subject to change without notice. This report is for informative purposes only and is not intended as an offer or solicitation with respect to the purchase or sale of any securities. The accuracy of the financial projections is dependent on the occurrence of future events which cannot be assured, therefore, the actual details achieved during the projection period may vary from the projections.

CSC
COUNTRYWIDE SECURITIES CORPORATION
A Countrywide Capital Markets Company

Yields Given Prices Report CW03_41_SUBS 30 year 6.0's

User ID: kleibowi Deals Directory: /opt/intex/deals Date: 10/27/2003 12:32:37

Bond: M Balance: 2,800,000 Coupon: 5.250000

Delay: 24 Class Factor: 1.00 Accruing Since: 10/01/2003
Settlement Date: 10/30/2003 COMM 30 year WAC: 6.19 WAM: 358.93

Months 480	CPR 5.00	CPR 10.00	CPR 15.00	CPR 20.00	CPR 25.00	CPR 30.00	CPR 35.00	CPR 40.00	CPR 45.00	CPR 50.00
94-30	5.816	5.878	5.930	5.972	6.008	6.039	6.066	6.091	6.156	6.247
95- 2	5.802	5.862	5.913	5.954	5.989	6.019	6.046	6.069	6.133	6.221
95- 6	5.788	5.847	5.895	5.936	5.970	5.999	6.025	6.048	6.109	6.195
95-10	5.774	5.831	5.878	5.918	5.951	5.979	6.004	6.026	6.086	6.170
95-14	5.760	5.816	5.861	5.900	5.932	5.959	5.984	6.005	6.063	6.144
95-18	5.746	5.800	5.845	5.882	5.913	5.940	5.963	5.984	6.040	6.119
95-22	5.732	5.784	5.828	5.864	5.894	5.920	5.942	5.963	6.017	6.093
95-26	5.719	5.769	5.811	5.846	5.875	5.900	5.922	5.941	5.994	6.068
95-30	5.705	5.754	5.794	5.828	5.856	5.880	5.901	5.920	5.971	6.042
96- 2	5.691	5.738	5.777	5.810	5.837	5.860	5.881	5.899	5.948	6.017
96- 6	5.677	5.723	5.760	5.792	5.818	5.841	5.860	5.878	5.926	5.992
*96-10	5.664	5.707	5.744	5.774	5.799	5.821	5.840	5.857	5.903	5.967
96-14	5.650	5.692	5.727	5.756	5.780	5.801	5.820	5.836	5.880	5.941
96-18	5.636	5.677	5.710	5.738	5.762	5.782	5.799	5.815	5.857	5.916
96-22	5.623	5.661	5.694	5.720	5.743	5.762	5.779	5.794	5.835	5.891
96-26	5.609	5.646	5.677	5.703	5.724	5.743	5.759	5.773	5.812	5.866
96-30	5.596	5.631	5.660	5.685	5.705	5.723	5.738	5.752	5.789	5.841
97- 2	5.582	5.616	5.644	5.667	5.687	5.704	5.718	5.731	5.767	5.816
97- 6	5.569	5.601	5.627	5.649	5.668	5.684	5.698	5.711	5.744	5.791
97-10	5.555	5.585	5.611	5.632	5.649	5.665	5.678	5.690	5.722	5.766
97-14	5.542	5.570	5.594	5.614	5.631	5.645	5.658	5.669	5.699	5.741
97-18	5.528	5.555	5.578	5.597	5.612	5.626	5.638	5.648	5.677	5.716
97-22	5.515	5.540	5.561	5.579	5.594	5.607	5.618	5.628	5.654	5.692
AVG LIFE	15.22	12.68	11.08	10.01	9.25	8.70	8.27	7.92	7.13	6.29
DURATION	9.45	8.42	7.72	7.23	6.86	6.57	6.34	6.14	5.67	5.12
FIRST PAY	11/03	11/03	11/03	11/03	11/03	11/03	11/03	11/03	11/03	11/03
LAST PAY	10/33	10/33	10/33	10/33	10/33	9/33	8/33	4/33	6/31	9/28

Although the information included in this report has been obtained from sources which we believe to be reliable, we do not guarantee its accuracy or completeness. All information contained herein is subject to change without notice. This report is for informative purposes only and is not intended as an offer or solicitation with respect to the purchase or sale of any securities. The accuracy of the financial projections is dependent on the occurrence of future events which cannot be assured, therefore, the actual details achieved during the projection period may vary from the projections.


CSC
COUNTRYWIDE SECURITIES CORPORATION
A Countrywide Capital Markets Company

Yields Given Prices Report CW03_41_SUBS 30 year 6.0's

User ID: kleibowi Deals Directory: /opt/intex/deals Date: 10/27/2003 12:32:38

Bond: B1 Balance: 1,200,000 Coupon: 5.250000

Delay: 24 Class Factor: 1.00 Accruing Since: 10/01/2003
Settlement Date: 10/30/2003 COMM 30 year WAC: 6.19 WAM: 358.93

Months 480	CPR 5.00	CPR 10.00	CPR 15.00	CPR 20.00	CPR 25.00	CPR 30.00	CPR 35.00	CPR 40.00	CPR 45.00	CPR 50.00
93-20	5.964	6.044	6.111	6.166	6.212	6.252	6.287	6.318	6.402	6.519
93-24	5.950	6.028	6.093	6.147	6.193	6.232	6.266	6.296	6.378	6.492
93-28	5.936	6.012	6.076	6.129	6.173	6.211	6.245	6.274	6.354	6.466
94- 0	5.921	5.997	6.059	6.110	6.154	6.191	6.223	6.252	6.331	6.440
94- 4	5.907	5.981	6.041	6.092	6.134	6.171	6.202	6.231	6.307	6.414
94- 8	5.893	5.965	6.024	6.073	6.115	6.150	6.181	6.209	6.284	6.388
94-12	5.879	5.949	6.007	6.055	6.095	6.130	6.160	6.187	6.261	6.363
94-16	5.865	5.933	5.990	6.036	6.076	6.110	6.139	6.166	6.237	6.337
94-20	5.851	5.917	5.972	6.018	6.057	6.090	6.119	6.144	6.214	6.311
94-24	5.837	5.902	5.955	6.000	6.037	6.070	6.098	6.123	6.191	6.285
94-28	5.823	5.886	5.938	5.982	6.018	6.049	6.077	6.101	6.167	6.259
*95- 0	5.809	5.870	5.921	5.963	5.999	6.029	6.056	6.080	6.144	6.234
95- 4	5.795	5.855	5.904	5.945	5.980	6.009	6.035	6.058	6.121	6.208
95- 8	5.781	5.839	5.887	5.927	5.961	5.989	6.015	6.037	6.098	6.182
95-12	5.767	5.823	5.870	5.909	5.941	5.969	5.994	6.016	6.075	6.157
95-16	5.753	5.808	5.853	5.891	5.922	5.950	5.973	5.994	6.052	6.131
95-20	5.739	5.792	5.836	5.873	5.903	5.930	5.953	5.973	6.029	6.106
95-24	5.725	5.777	5.819	5.855	5.884	5.910	5.932	5.952	6.006	6.080
95-28	5.712	5.761	5.802	5.837	5.865	5.890	5.912	5.931	5.983	6.055
96- 0	5.698	5.746	5.786	5.819	5.846	5.870	5.891	5.910	5.960	6.030
96- 4	5.684	5.730	5.769	5.801	5.827	5.850	5.871	5.889	5.937	6.004
96- 8	5.670	5.715	5.752	5.783	5.809	5.831	5.850	5.867	5.914	5.979
96-12	5.657	5.700	5.735	5.765	5.790	5.811	5.830	5.846	5.891	5.954
AVG LIFE	15.22	12.68	11.08	10.01	9.25	8.70	8.27	7.92	7.13	6.29
DURATION	9.38	8.36	7.68	7.19	6.82	6.54	6.31	6.11	5.65	5.10
FIRST PAY	11/03	11/03	11/03	11/03	11/03	11/03	11/03	11/03	11/03	11/03
LAST PAY	10/33	10/33	10/33	10/33	10/33	9/33	7/33	10/32	7/30	9/27

Although the information included in this report has been obtained from sources which we believe to be reliable, we do not guarantee its accuracy or completeness. All information contained herein is subject to change without notice. This report is for informative purposes only and is not intended as an offer or solicitation with respect to the purchase or sale of any securities. The accuracy of the financial projections is dependent on the occurrence of future events which cannot be assured, therefore, the actual details achieved during the projection period may vary from the projections.


COUNTRYWIDE SECURITIES CORPORATION
A Countrywide Capital Markets Company

Yields Given Prices Report CW03_41_SUBS 30 year 6.0's

User ID: kleibowi Deals Directory: /opt/intex/deals Date: 10/27/2003 12:32:40

Bond: B2 Balance: 700,000 Coupon: 5.250000

Delay: 24 Class Factor: 1.00 Accruing Since: 10/01/2003
Settlement Date: 10/30/2003 COMM 30 year WAC: 6.19 WAM: 358.93

Months 480	CPR 5.00	CPR 10.00	CPR 15.00	CPR 20.00	CPR 25.00	CPR 30.00	CPR 35.00	CPR 40.00	CPR 45.00	CPR 50.00
89- 8	6.483	6.625	6.742	6.839	6.921	6.991	7.052	7.107	7.255	7.462
89-12	6.468	6.608	6.724	6.819	6.900	6.969	7.030	7.084	7.229	7.434
89-16	6.452	6.591	6.705	6.800	6.879	6.947	7.007	7.060	7.204	7.406
89-20	6.437	6.574	6.686	6.780	6.858	6.926	6.985	7.037	7.179	7.379
89-24	6.422	6.557	6.668	6.760	6.838	6.904	6.962	7.014	7.154	7.351
89-28	6.407	6.540	6.649	6.740	6.817	6.882	6.940	6.991	7.129	7.323
90- 0	6.391	6.523	6.631	6.721	6.796	6.861	6.917	6.968	7.105	7.296
90- 4	6.376	6.506	6.612	6.701	6.775	6.839	6.895	6.945	7.080	7.268
90- 8	6.361	6.489	6.594	6.681	6.755	6.818	6.873	6.922	7.055	7.241
90-12	6.346	6.472	6.576	6.662	6.734	6.796	6.851	6.899	7.030	7.214
90-16	6.331	6.455	6.557	6.642	6.714	6.775	6.828	6.876	7.005	7.186
*90-20	6.316	6.438	6.539	6.623	6.693	6.753	6.806	6.853	6.981	7.159
90-24	6.301	6.421	6.521	6.603	6.673	6.732	6.784	6.831	6.956	7.132
90-28	6.286	6.405	6.503	6.584	6.652	6.711	6.762	6.808	6.932	7.105
91- 0	6.271	6.388	6.484	6.564	6.632	6.690	6.740	6.785	6.907	7.078
91- 4	6.256	6.371	6.466	6.545	6.611	6.668	6.718	6.762	6.883	7.050
91- 8	6.241	6.355	6.448	6.526	6.591	6.647	6.696	6.740	6.858	7.023
91-12	6.226	6.338	6.430	6.507	6.571	6.626	6.674	6.717	6.834	6.996
91-16	6.211	6.321	6.412	6.487	6.551	6.605	6.652	6.695	6.809	6.970
91-20	6.197	6.305	6.394	6.468	6.530	6.584	6.631	6.672	6.785	6.943
91-24	6.182	6.288	6.376	6.449	6.510	6.563	6.609	6.650	6.761	6.916
91-28	6.167	6.272	6.358	6.430	6.490	6.542	6.587	6.627	6.737	6.889
92- 0	6.152	6.255	6.340	6.411	6.470	6.521	6.565	6.605	6.712	6.862
AVG LIFE	15.22	12.68	11.08	10.01	9.25	8.70	8.27	7.92	7.13	6.29
DURATION	9.14	8.17	7.51	7.05	6.70	6.43	6.21	6.02	5.57	5.04
FIRST PAY	11/03	11/03	11/03	11/03	11/03	11/03	11/03	11/03	11/03	11/03
LAST PAY	10/33	10/33	10/33	10/33	9/33	9/33	5/33	6/32	12/29	1/27

Although the information included in this report has been obtained from sources which we believe to be reliable, we do not guarantee its accuracy or completeness. All information contained herein is subject to change without notice. This report is for informative purposes only and is not intended as an offer or solicitation with respect to the purchase or sale of any securities. The accuracy of the financial projections is dependent on the occurrence of future events which cannot be assured, therefore, the actual details achieved during the projection period may vary from the projections.